Exhibit 99.1

FOR IMMEDIATE RELEASE
Investor Relations	Media Relations
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

Elan Corporation, plc’s Board of Directors Unanimously Reject
Royalty Pharma’s Revised Tender Offer

Dublin, Ireland – May 23,  2013 - Elan Corporation, plc (NYSE: ELN) (Elan) today announced that its Board of Directors, after careful review and consideration and with the assistance of its executive management team as well as outside financial and legal advisors, has determined that privately held investment firm Royalty Pharma's revised offer (“Royalty Pharma Offer") announced on Monday May 20, 2013 to acquire all of Elan's shares for $12.50 per share through its shell subsidiary Echo Pharma Acquisition Limited, substantially undervalues the company.

Commenting specifically, Mr. Robert A. Ingram, Chairman of Elan Corporation, plc, said "The revised offer from Royalty Pharma continues to grossly undervalue our company's current business platform and our future prospects. This offer is no more than an opportunistic attempt to acquire our company at a substantial discount at our Shareholders' expense. Put simply, for Royalty Pharma to win, you our Shareholders must lose. Accordingly, the Board unanimously and without reservation rejects the revised Royalty Pharma offer."

Mr. Ingram's letter to Elan Shareholders is set out in full in the schedule to this announcement.

Elan shareholders are strongly and unequivocally advised to TAKE NO ACTION in relation to the Royalty Pharma offer.

Shareholders will also receive in the coming days a shareholder circular and Notice of Extraordinary General Meeting (“EGM”) to be held on June 17, 2013 in connection with the recently announced transactions, decisively transforming the company, which are  to be voted on by Shareholders at the Company's forthcoming EGM on June 17, 2013.

Elan’s financial advisors are Citigroup, Davy Corporate Finance, Morgan Stanley and Ondra Partners.  Its legal advisors are A&L Goodbody and Cadwalader, Wickersham & Taft LLP.

About Elan
Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Schedule - Chairman's Letter

"May 23, 2013

Dear Elan Shareholder,

The Board of Elan unanimously, and without reservation, recommends that you reject the Royalty Pharma Revised Offer (the "Royalty Pharma Offer") announced on Monday last May 20, 2013  and set out in a revised Offer Document dated today, May 23, 2013.  The Board's conclusions, after further in depth discussion with the executive management team and our external advisors, are based on the following beliefs:

•
The Revised Offer fails to properly value the Tysabri asset.  On its own, Tysabri is a highly valuable and unique asset; it will generate income for many years to come and has a multitude of potential additional life cycle opportunities. In addition, in the current business construct Elan shareholders have the opportunity to participate directly – through a highly unique 20 % dividend pass through – in the future and on going growth of this asset. Accepting the Royalty Pharma Offer would eliminate any opportunity for Elan's Shareholders to realize the substantial benefits of multi year growth and income driven by this asset alone.

•
By unlocking only a portion of the value of Tysabri, we are now in a position to add additional value creating assets to Elan. The first wave of these assets is to be presented to Shareholders for their approval at the Company's forthcoming extraordinary general meeting ("EGM") on June 17, 2013.  Accepting the Royalty Pharma Offer would eliminate (forever) the opportunity for Elan's Shareholders to participate in the future business and growth made possible by the reallocation of capital following the Tysabri transaction.

•
Allowing Royalty Pharma to purchase the Tysabri asset at a discount to its embedded value and simultaneously blocking the addition of valuable long term assets would be to the direct detriment of Elan's Shareholders.  Selling Elan's 'cash for cash' and Elan's asset(s) at a discount would be illogical and directly harm Elan Shareholders.

•
Royalty Pharma as a private limited partnership will capture any and all future Elan growth for the sole benefit of its limited partners. This is Royalty Pharma's sole business objective and modus operandi - in short, for Royalty Pharma to win, you our Shareholders must lose.  Eliminating Elan as a publicly held entity will forever remove the opportunity, for you our Shareholders, to capture future growth and increases in value generated by current and future assets.

As the Chairman of the Board of Elan, I have the privilege of working with and leading the Company and its strategic direction and its implementation. It is important for me to convey – clearly, strongly and directly – that everything we do at Elan is done with the sole goal of providing Shareholders with the opportunity to participate in value creation and growth. This is a philosophy shared by our entire Board and management.

Having over 40  years experience in a number of capacities including, variously, Chairman, Chief Executive, Committee Chair, Senior Adviser and Board Member of pharmaceutical, life sciences and investment companies such as GlaxoSmithKline plc, Allergan Inc, Valeant Pharmaceuticals Inc, Edwards Lifesciences Corporation and Hatteras Venture Partners LLC,  I understand – intimately and from a variety of different seats - the industry and the inherent challenges and opportunities that exist for all participants. I believe that it would be a significant opportunity lost for our Shareholders to accept the Royalty Pharma Offer at this time in our Company’s evolution. It is simply the wrong time in terms of the realization of the full value potential of this enterprise that would benefit – directly – our public Shareholders.

For the above reasons, your Board believes the Revised Offer grossly undervalues the Company’s current cash flow, business and financial platform and our future business opportunities. The Royalty Pharma Offer – in its opportunistic nature – is not in the strategic interests of Elan’s Shareholders in terms of the realization of the full potential in value of our business.  Consequently, your Board strongly and unequivocally recommends that you take no action with regard to the Royalty Pharma Offer.

The Board also rejects any assertion by Royalty Pharma that it cannot recommend a Royalty Pharma offer as a result of its recommendation of the Transactions. This is untrue. The Board does not consider that the Royalty Pharma Offer is in the best interests of the Company and, accordingly, it is not recommending its acceptance. The Board is at all times willing to consider any reasonable and meaningful offer for the Company, be that from Royalty Pharma or any other person.

You will receive in the coming days a shareholder circular in advance of our EGM on June 17, 2013 setting out further details of the Transactions, and I will be writing to you again at that time.

Yours sincerely,

Robert A. Ingram
Chairman"

Forward Looking Statements
This press release contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks related to delays or difficulties encountered in obtaining, or the failure to obtain, the approval of Elan’s shareholders for the Theravance, AOP and ELND005 transactions, the possibility that intervening events could arise which could alter the timing, or the ability to consummate the Theravance, AOP or the ELND005 transactions even if Elan shareholder approval is obtained, the risk that third parties could challenge any or all of the transactions, even if the transactions are approved by Elan shareholders and consummated, risks that the transactions do not provide the benefits to Elan that are anticipated, whether Elan can successfully access the capital markets to raise debt financing and, as Elan’s principal source of revenue may remain a royalty on sales of Tysabri, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is  deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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